

Helton Souza · 3rd
CTO at Labdoor
San Francisco, California, United States · **Contact info**
500+ connections

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🧪 LabDoor
Y Combinator

About

Experienced Chief Technology Officer, with a BS in Computer Engineering, graduated from Rock Health (2013)
and YCombinator (2015) advancing the entrepreneur path.
Currently helping to build Labdoor, a science/chemistry company serving as a Chief Technology Officer.
By building and leading teams, engineering algorithms, databases, API's, web and mobile solutions He ...see more

Activity
1,072 followers

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Helton Souza commented on a post · 2mo

That's amazing Bruno!

👍❤️😮 206   49 comments · 14 shares

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Experience


Chief Technology Officer
LabDoor
Jun 2012 – Present · 10 yrs 3 mos
San Francisco Bay Area

Doing all it takes to build, run and maintain a tech startup...


VP of Global Strategy
Platzi · Full-time
Aug 2019 – Mar 2020 · 8 mos
San Francisco, California

Chief Technology Officer
Tera & Creata
Jul 2010 – May 2012 · 1 yr 11 mos
Indianapolis, Indiana Area

Engineering of web products.
Planning, managing and hands on development and maintenance of online products using a l ...see more


Java Developer
Spread Systems
Apr 2010 – Jun 2010 · 3 mos
São Paulo Area, Brazil

Planning, development and maintenance Java solutions for NET-TV (Globo TV group).
Reverse engineering of legacy systems, to build them in a new platform.


Java Developer
CUBE IT
Aug 2009 – Mar 2010 · 8 mos
São Paulo Area, Brazil

Architect, planning, development and maintenance Java solutions for several types of software, new and
already functioning systems.   ...see more

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Education


Y Combinator
2015 – 2015


Rock Health
2012 – 2013

Methodist University of Sao Paulo
Bachelor of Engineering (B.E.), Computer Software Engineering
2003 – 2008

Skills

Java

 Endorsed by Rafael Sakurai who is highly skilled at this

🧪 Endorsed by 2 colleagues at Labdoor

👥 20 endorsements

Hibernate

👥 8 endorsements

JavaScript

👥 8 endorsements

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Recommendations

Received   Given


Susi Helen M. Ferreira, MBA ⚡ · 2nd
Business Alliances & Strategic Partnerships | Angel Investor | Public Speaker, Activist and Advocate for
Diversity and Inclusion
March 4, 2018, Helton was Susi Helen M.'s client

Helton Souza is a modern, high powered leader, who energizes all his surroundings and is a delight to
work with. He brings a great deal of positive energy, intelligence and hard work to everything he does.
I've had the pleasure to work with him on several events and have been very impressed with his abilities
as a guest speaker and his ability to present the challenges of his industry giving presentatior ...see more

Languages

English
Full professional proficiency

Portuguese

Native or bilingual proficiency

Spanish
Limited working proficiency

Interests

Influencers   Companies   Schools

 **Eric Ries** · 2nd
CEO at Long-Term Stock Exchange
566,528 followers

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